UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-10882

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	World Trade Center Schiphol	(September 30, 2023)
limited by shares	22 Victoria Street	Schiphol Boulevard 223	Dutch Chamber of Commerce number: 27076669
	Hamilton HM 12	1118 BH Schiphol	Aegon Limited is a non-resident company under the Dutch
www.aegon.com	Bermuda	The Netherlands	Act Non Residential Companies

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date November 3, 2025	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

November 03, 2025 Press release

Aegon announces changes to its Board of Directors

Aegon announces today that David Herzog, who was appointed as a member of the Board of Directors (BoD) at Aegon’s 2025 Annual General Meeting of shareholders (AGM), will succeed William Connelly as Chairman of the BoD as of November 13, 2025. In line with previous announcements, Mr Connelly will retire as Chairman and member of the BoD on the same date.

Aegon also announces today that it will propose to its 2026 AGM to appoint Leni Boeren as a new member of its BoD. Mrs Boeren has extensive experience in both the financial services industry and the wider corporate sector. Her most recent executive role was as CEO of Kempen Capital Management N.V. and as a member of the Executive Board of Van Lanschot Kempen N.V. Prior to this role, Mrs Boeren was CEO and Chair of the Management Board of Robeco Groep N.V., and a member of the Executive Committee at Euronext N.V. Mrs Boeren currently holds non-executive roles at Mollie, NIBC Bank, Ohpen and Air France-KLM. In addition, Mrs Boeren holds several advisory roles, including her membership of the Capital Market Committee of the Dutch Authority for Financial Markets.

William Connelly commented: “I am delighted that the Board will propose Leni Boeren as its new member. Leni has a deep understanding of the financial services and corporate sectors, and extensive experience in transforming companies. She is well placed to contribute to Aegon’s Board and support the execution of the company’s strategy. I am also pleased to pass the chairmanship of the Board to David Herzog, whose wealth of leadership experience in insurance and asset management will be crucial to Aegon’s continued success. Looking back on my tenure, it has been a privilege to contribute to Aegon’s transformation, which I am confident will continue under David’s capable leadership.”

David Herzog said: “I look forward to taking on the role of Chairman and working with my fellow Board members to continue advancing Aegon’s strategy and delivering value to our stakeholders. I also look forward to collaborating closely with our CEO, Lard Friese, whose strong leadership has been pivotal in shaping Aegon’s direction. I would like to thank Bill Connelly for his outstanding leadership and dedication to Aegon during his tenure as Chairman. Bill’s vision and commitment have been instrumental in guiding Aegon through its transformation, and I am privileged to build on the strong foundation he has established.”

Contacts

Media relations	Investor relations
Richard Mackillican	Yves Cormier
+31(0) 62 741 1546	+31(0) 20 259 2489
richard.mackillican@aegon.com	yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

November 03, 2025 Press release

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

November 03, 2025 Press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	The effect of tariffs and potential trade wars on trading markets and on economic growth, globally and in the markets where Aegon operates.

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends;

•	Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	The effects of global inflation, or inflation in the markets where Aegon operates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•

Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, there is no certainty that Aegon’s review on a potential relocation of the company’s legal domicile and head office to the United States will result in a decision to pursue such a relocation. Furthermore, there is no guarantee, if pursued, what the manner, timing, and potential impacts of a relocation would be and if such relocation can be completed successfully.

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

November 03, 2025 Press release

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon;

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

The rapidly changing landscape for ESG responsibilities, leading to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management;

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws; and

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.